UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   October 25, 2004

Lithia Motors, Inc.
(Exact Name of Registrant as specified in its charter)

Oregon	0-21789	93 - 0572810
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

360 E. Jackson Street
Medford, Oregon 97501
(Address of Principal Executive Office)

Registrant's telephone number including area code 541-776-6868

Not applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events.

Lithia Motors, Inc. issued a press release on October 25, 2004, to announce that the Securities and Exchange Commission had declared effective its Registration Statement on Form S-3 relating to the resale of $85 million aggregate principal amount of its 2.875% Convertible Senior Subordinated Notes due 2014 (the "Notes") and the shares of its Class A common stock issuable upon conversion of the Notes. Additional information is contained in the press release, a copy of which is filed as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 9.01   Financial Statements and Exhibits.

      (a)   Not applicable.
      (b)   Not applicable.
      (c)   Exhibits.
                 99.1 Press Release dated October 25, 2004


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LITHIA MOTORS, INC.
(Registrant)

Date: October 25, 2004   By: /s/ Kenneth E. Roberts
                                                Kenneth E. Roberts
                                              Assistant Secretary

EXHIBIT 99.1



LITHIA MOTORS, INC., ANNOUNCES EFFECTIVENESS OF REGISTRATION STATEMENT FOR RESALE OF 2.875% CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2014

MEDFORD, OREGON, October 25, 2004 (5:00 PDT) - Lithia Motors, Inc. (NYSE: LAD) today announced that the Securities and Exchange Commission has declared effective its Registration Statement on Form S-3 relating to the resale of $85,000,000 in aggregate principal amount of its 2.875% Convertible Senior Subordinated Notes due 2014 (the "Notes") and the shares of its Class A Common Stock issuable upon conversion of the Notes. The Notes were originally issued in a private placement in May 2004. Lithia will not receive any proceeds from the sale by any selling securityholder of the Notes or the shares of Lithia Class A Common Stock issuable upon conversion of the Notes.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.   There shall not be any offer, solicitation of offers to buy, or sale of the securities in any jurisdiction in which such offer, solicitation or sale is unlawful.

About Lithia
Lithia Motors, Inc. is a Fortune 1000 and Russell 2000 Company that sells 25 brands of new vehicles and operates 85 stores and 162 franchises in 12 states in the Western United States and over the Internet through "Lithia.com-America's Car & Truck Store." Lithia also sells used vehicles; arranges finance, warranty, and credit insurance contracts; and provides vehicle parts, maintenance, and repair services at all of its locations. Lithia retailed 95,255 new and used vehicles and had $2.51 billion in total revenue in 2003.

Additional Information
For additional information on Lithia Motors, contact Jeff DeBoer, Senior VP and Chief Financial Officer, (541) 776-6868 (e-mail: invest@lithia.com).